UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ITC^DeltaCom, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

45031T 40 1

(CUSIP Number)

Robert B. Wise, Esq.
ITC Holding Company, Inc.
3300 20th Avenue
Valley, Alabama 36854
(334) 768-9482

with a copy to:

Janine Brown, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 45031T 40 1	13D	Page 2 of 8 Pages

(1)	NAME OF REPORTING PERSON

ITC Holding Company, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
N/A

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	3,605,069
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH	0

(10)	SHARED DISPOSITIVE POWER
3,605,069

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,605,069

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

(14)	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP NO. 45031T 40 1	13D	Page 3 of 8 Pages

(1)	NAME OF REPORTING PERSON

ITC Telecom Ventures, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
N/A

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	3,605,069
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH	0

(10)	SHARED DISPOSITIVE POWER
3,605,069

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,605,069

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

(14)	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 45031T 40 1	Page 4 of 8 Pages

     This Amendment No. 2 to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed by ITC Holding Company, Inc., a Delaware corporation (“Holding”), and ITC Telecom Ventures, Inc., a Delaware corporation (“Ventures”), (together, Holding and Ventures are referred to as the “Reporting Persons”) with the Securities and Exchange Commission on July 2, 2001, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on September 6, 2001, relating to the Common Stock, par value $.01 per share (the “Common Stock”), of ITC^DeltaCom, Inc., a Delaware corporation (the “Company”).

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

     This Statement is being filed by Holding and Ventures. Ventures is a direct wholly owned subsidiary of InterCall, Inc., a Delaware corporation (“InterCall”), and InterCall is a direct wholly owned subsidiary of Holding.

     (a)  - (c) and (f)

     The principal business offices of Holding are located at 3300 20th Avenue, Valley, Alabama 36854. Holding owns, operates and invests in companies involved in a wide range of communications and technology businesses, including telecommunications services, conference calling and videoconferencing, Internet content, and broadband cable services. The names of the directors and executive officers of Holding and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

     The principal business offices of InterCall are located at 8420 W. Bryn Mawr Avenue, Suite 400, Chicago, Illinois 60631. InterCall provides audio, web and video conference services to businesses. The names of the directors and executive officers of InterCall and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule II hereto, which Schedule is incorporated herein by reference.

     The principal business offices of Ventures are located at 3300 20th Avenue, Valley, Alabama 36854. Ventures owns, operates and invests in companies involved principally in communications and technology businesses. The names of the directors and executive officers of Ventures and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule III hereto, which Schedule is incorporated herein by reference.

     (d)  and (e)

     Neither Holding, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Holding nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Neither InterCall, nor, to the best of its knowledge, any of the persons listed in Schedule II hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither InterCall nor, to the best of its knowledge, any of the persons listed in Schedule II hereto has during the last five years been a party to

CUSIP No. 45031T 40 1	Page 5 of 8 Pages

a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Neither Ventures, nor, to the best of its knowledge, any of the persons listed in Schedule III hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Ventures nor, to the best of its knowledge, any of the persons listed in Schedule III hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended to incorporate herein by reference the information included in response to Item 4.

Item 4. Purpose of Transaction

     Item 4 is hereby amended and restated in its entirety as follows:

     On October 17, 2002, the United States Bankruptcy Court for the District of Delaware confirmed the Company’s First Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code, as revised, dated October 15, 2002 (the “Plan”), which became effective on October 29, 2002 (the “Effective Date”). As of the Effective Date and pursuant to the Plan, the Company’s equity and debt securities issued and outstanding immediately prior to the Effective Date were automatically cancelled and exchanged for rights to be issued securities in the Company as it was reorganized under the Plan (the “Reorganized Company”) according to the exchange ratios described below.

     Prior to the Effective Date, Holding indirectly owned through Ventures: (i) 305,983 shares of the Common Stock, $.01 par value per share, of the Company before it was reorganized (the “Old Common Stock”); (ii) 21,270.065 shares of Series B-1 Cumulative Convertible Preferred Stock, $.01 par value per share (the “Series B-1 Preferred Stock”), which were convertible into 3,731,590 shares of Old Common Stock, assuming the conversion of all 21,270.065 shares of Series B-1 Preferred Stock, pursuant to Section 8(a) of the Certificate of Designation of the Series B-1 Preferred Stock, which sets forth a formula for determining the number of shares of Old Common Stock issuable, as at any date, upon conversion of the Series B-1 Preferred Stock; (iii) 27,890.864 shares of Series B-2 Cumulative Convertible Preferred Stock, par value $.01 per share (the “Series B-2 Preferred Stock”), which were convertible into 10,894,868 shares of Old Common Stock, assuming the conversion of all 27,890.864 shares of Series B-2 Preferred Stock pursuant to Section 8(a) of the Certificate of Designation of the Series B-2 Preferred Stock, which sets forth a formula for determining the number of shares of Old Common Stock issuable, as at any date, upon conversion of the Series B-2 Preferred Stock; (iv) Warrants to purchase up to 4,177,632 shares of Old Common Stock (the “Old Warrants”); and (v) $35,359,000 face value of 11% Senior Notes due 2007 (the “Notes”). Based on information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, which stated that 62,364,768 shares of Old Common Stock were outstanding as of August 5, 2002, Holding and Ventures were the beneficial owners of approximately 30.6% of the outstanding Old Common Stock before the Effective Date, calculated in accordance with Rule 13d-3(d) of the Act.

CUSIP No. 45031T 40 1	Page 6 of 8 Pages

     Upon the Effective Date, and according to the Plan:

•	each share of the then outstanding Old Common Stock was cancelled and exchanged for the right to receive 0.00570033 shares of Common stock of the Reorganized Company;

•	each share of the then outstanding Series B-1 Preferred Stock was cancelled and exchanged for the right to receive 1.01804060 shares of Common Stock;

•	each share of the then outstanding Series B-2 Preferred Stock was cancelled and exchanged for the right to receive 2.26673061 shares of Common Stock;

•	each dollar of principal amount of the then outstanding Notes was cancelled and exchanged for the right to receive 0.09950647 shares of Common Stock; and

•	the Old Warrants were cancelled.

     After the Effective Date, upon consummation of the Plan, and based on information provided by the Company, Holding indirectly owns through Ventures, 3,605,069 shares of Common Stock in exchange for its Old Common Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock and Notes.

     The receipt of Common Stock by the Reporting Persons in exchange for holdings of Old Common Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock and Notes occurred by operation of law pursuant to the Plan, and without any contributions by the Reporting Persons of any new capital into the Company.

     The foregoing summary of the Plan is only a summary and is qualified in its entirety by reference to the Plan (which was filed with the Securities and Exchange Commission (“SEC”) by the Company as Exhibit 99 to the Company’s Current Report on Form 8-K dated August 28, 2002).

     The Reporting Persons hold the Common Stock to obtain the opportunity to profit from their investment in the Company. The Reporting Persons will monitor their interest in the Company with a view towards maximizing the value of their investment. The Reporting Persons may, from time to time, acquire additional shares of the Common Stock (subject to the availability of shares at prices deemed favorable by the Reporting Persons), dispose of shares of Common Stock, engage in discussions with other stockholders or third parties or some combination of the foregoing. Although the foregoing represents the possible activities presently contemplated by the Reporting Persons with respect to the Company and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time, and there is no assurance that the Reporting Persons will actually undertake any of the foregoing.

     Except as set forth above, neither the Reporting Persons, nor to their knowledge, any person identified in Schedule I, Schedule II or Schedule III has any plans or proposals which related to or would result in the types of transaction set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     The matters set forth in Item 5 below are incorporated in this Item 4 by reference as fully set forth herein.

CUSIP No. 45031T 40 1	Page 7 of 8 Pages

     Additional information is included in the response to Item 6 of this Schedule 13D, which Item is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:

     The information set forth in Schedule I, Schedule II and Schedule III as it relates to the securities ownership of the individuals identified therein is incorporated in this Item 5 by reference.

     (a)  As of the Effective Date of the Plan, and based on information provided to the Reporting Persons by the Company, Holding indirectly owns through Ventures, 3,605,069 shares of Common Stock. By virtue of the indirect ownership by Holding of all of the outstanding shares of Ventures, Holding is, for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Ventures, and Holding has the power to cause Ventures to vote, and dispose or direct the disposition of, such shares of Common Stock at the times and in the manner determined by Holding. Based on information provided to the Reporting Persons by the Company, which states that 44,750,000 shares of Common Stock were outstanding upon the Effective Date, Holding and Ventures are the beneficial owners of approximately 8.1% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d) of the Act.

     (b)  The number of shares as to which Ventures, directly, and Holding, indirectly, have:

(i) sole power to vote or to direct the vote — 0;

(ii) shared power to vote or to direct the vote — 3,605,069;

(iii) sole power to dispose or to direct the disposition of — 0; and

(iv) shared power to dispose or to direct the disposition of — 3,605,069.

     Items 5(a) and 6 are incorporated herein by reference. By virtue of the Stockholders Agreement (as defined below in Item 6), the Signing Stockholders (as defined below in Item 6) may be deemed to be part of a “group” for purposes of Section 13(d) of the Act, whose members collectively hold more than 5% of the Company’s Common Stock. Each Reporting Person disclaims its membership in such group and disclaims beneficial ownership of any shares of stock held by any Other Signatories (as defined below in Item 6) attributed to them by reason of the Stockholders Agreement. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders constitute such a group or “person” for purposes of Section 13(d)(3) of the Act.

     (c)  The Reporting Persons have not, and to their knowledge, the persons listed in Schedule I, Schedule II and Schedule III have not, within the past 60 days, effected any transactions in the Old Common Stock or Common Stock, except as otherwise disclosed above.

     (d)  Not applicable.

     (e) Not applicable.

CUSIP No. 45031T 40 1	Page 8 of 8 Pages

     (f)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended as follows:

     In connection with the Company’s petition for bankruptcy, the Company entered into a stockholders’ agreement (the “Stockholders Agreement”) with certain holders of the Company’s Notes and subordinated convertible notes, including Holding, Ventures and other holders (the “Other Signatories,” and together with Holding and Ventures, the “Signing Stockholders”) concerning the voting pursuant to which the Company and Signing Stockholders agreed in principle to implement the Plan.

     Pursuant to the Stockholders Agreement, the Signing Stockholders agreed to vote their shares, during the term of the Stockholders Agreement, in a manner necessary to implement the Plan. The Stockholders Agreement restricted each Signing Stockholder’s ability to transfer the securities of the Company until the confirmation of the Plan. Because the Plan became effective as of the Effective Date, the Stockholders Agreement has expired.

     In addition, pursuant to a registration rights agreement, dated as of the Effective Date, among the Company and the Signing Stockholders (the “Registration Rights Agreement”), subject to certain exceptions: (i) the holders of the Common Stock will be entitled to three demand rights and unlimited piggyback rights for the resale thereof, subject to customary limitations; (ii) as of the Effective Date, the Reorganized Company will be registered under the Act; (iii) within 30 days after the Effective Date, the Reorganized Company will file a “shelf” registration statement with respect to the Common Stock and will use its reasonable best efforts to have the shelf registration declared effective as soon as practicable thereafter; (iv) the Reorganized Company will supplement or amend such shelf registration statements to keep it effective for a period of three years (plus any suspension periods); and (v) as of the Effective Date, the Reorganized Company will use its reasonable best efforts to cause the Common Stock to be listed on a registered securities exchange or include them for quotation on the NASDAQ National Market System.

     The foregoing summary descriptions do not purport to be complete and are qualified in their entirety by reference to the Stockholders Agreement, which has been filed with the SEC by the Company as Exhibit 10 to the Company’s Current Report on Form 8-K dated June 26, 2002, and the Registration Rights Agreement, which has been filed with the SEC by the Company as part of Exhibit 99 to the Company’s Current Report on Form 8-K dated August 28, 2002, both of which are incorporated herein by reference.

     The matters set forth in Item 5 above are incorporated herein by reference as fully set forth herein.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date:  November 8, 2002

ITC Holding Company, Inc.	ITC Telecom Ventures, Inc.

/s/ Robert B. Wise By: Robert B. Wise Title: Secretary and General Counsel	/s/ Robert B. Wise By: Robert B. Wise Title: Secretary and General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
ITC HOLDING COMPANY, INC.

     Set forth below is the name, business address and present occupation or employment of each director and executive officer of Holding. Each such person is a citizen of the United States. Except as indicated below, the business address of each director and executive officer named below is 3300 20th Avenue, Valley, Alabama 36854.

Directors of Holding:

Name and Address	Present Occupation or Employment

Campbell B. Lanier, III	Chairman of the Board and Chief Executive Officer of Holding and Ventures

William H. Scott, III	President, Chief Operating Officer and Chief Financial Officer of Holding and Ventures

Donald W. Burton 614 West Bay Street Tampa, Florida 33606	Chairman and Managing General Partner of South Atlantic Venture Funds

Malcolm C. Davenport, V 1140 North 18th Street Lanett, Alabama 36863	C.P.A. and Attorney

Robert A. Dolson 111 Ponce de Leon Avenue Clewiston, Florida	President and Chief Executive Officer of United States Sugar Corporation

J. Scott Etzler 8420 W. Bryn Mawr Ave. Suite 400 Chicago, Illinois 60631	Chief Executive Officer and President of InterCall, Inc.

O. Gene Gabbard 1828-B Kramer Lane Suite 100 Austin, Texas	Chairman of the Board of ClearSource, Inc.

J. Smith Lanier, II J. Smith Lanier & Co. P.O. Box 70 300 West Tenth Street West Point, Georgia 31833	Chairman of the Board of J. Smith Lanier & Co.

Ross W. Manire 665 Plum Tree Road Glen Ellyn, Illinois 60137	President of Clearlinx Network Corporation

Name and Address	Present Occupation or Employment

William T. Parr J. Smith Lanier & Co. P.O. Box 70 300 West Tenth Street West Point, Georgia 31833	Vice Chairman of J. Smith Lanier & Co.

William B. Timmerman SCANA Corporation 1426 Main Street Columbia, South Carolina 29201	Chief Executive Officer of SCANA Corporation

Executive Officers of Holding:

Name and Address	Present Occupation or Employment

Charles H. Edwards, III	Vice President of Tax of Holding and Ventures

Dabsey M. Gray	Vice President, Controller and Assistant Secretary of Holding and Ventures

Robert B. Wise	Secretary and General Counsel of Holding and Ventures and Vice President — Business Development, Secretary and General Counsel of InterCall

     The following table presents, as of the Effective Date, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of Holding. Donald W. Burton, Campbell B. Lanier, III and William B. Timmerman are directors of ITC/\DeltaCom.

	Amount of Beneficial
Name of Beneficial Owner	Ownership	Percent of Class (%)

Campbell B. Lanier, III	901,403	2.0

William H. Scott, III	132,449	*

Donald W. Burton	1,491,360	3.3

Malcolm C. Davenport, V	948	*

Robert A. Dolson	0	*

J. Scott Etzler	0	*

O. Gene Gabbard	0	*

J. Smith Lanier, II	992,018	2.2

Ross W. Manire	0	*

William T. Parr	184,844	*

William B. Timmerman	3,683,257	8.2

Charles H. Edwards, III	0	*

Dabsey M. Gray	4	*

Robert B. Wise	0	*

All directors and executive officers as a group (14 persons)	7,386,283	16.5

*	Less than one percent.

     The Percent of Class is based on the information set forth in the Plan, which states that 44,750,000 shares of Common Stock were outstanding as of the Effective Date.

     Shares of Common Stock beneficially owned by Mr. Campbell B. Lanier for which he shares voting and dispositive power include 14 shares of Common Stock held of record by Mr. Lanier’s wife; 654 shares of Common Stock held of record by the Campbell Lanier, Jr. Irrevocable Life Insurance Trust, of which Mr. Lanier is co-trustee; 56 shares of Common Stock held of record by the Campbell B. Lanier, Jr., Marital Trust, of which Mr. Lanier is co-trustee; 1,765 shares of Common Stock held of record by Brown Investment Partners, L.P. (“Brown Investment”), of which Mr. Lanier is a general partner; 526.1027 shares of 8% Series A Convertible Redeemable Preferred Stock, $.01 par value per share (the “Series A Preferred Stock”), held of record by Brown Investment which may be immediately converted into 9,207 shares of Common Stock; and Warrants to purchase Common Stock (the “Warrants”) held of record by Brown Investment to purchase up to 1,788.7492 shares of Common Stock. Shares of Common Stock beneficially owned by Mr. Lanier also include 35,266.9868 shares of Series A Preferred Stock held of record by Mr. Lanier which may be immediately converted into 617,170 shares of Common Stock and Warrants held of record by Mr. Lanier to purchase up to 119,907.7551 shares of Common Stock.

     Shares of Common Stock beneficially owned by Mr. Scott for which he shares voting and dispositive power include 14 shares of Common Stock held of record by Mr. Scott’s wife; 3 shares of Common Stock held of record by Mr. Scott’s minor daughter; 908 shares of Common Stock held of record by the Lanier Family Foundation, of which Mr. Scott is co- trustee; 269 shares of Common Stock held of record by William H. Scott, III, 2503(c) f/b/o Mary Martha Scott Trust, of which Mr. Scott’s wife is co-trustee; 1,474 shares of Common Stock held of record by the Campbell B. Lanier, III Charitable Remainder Trust, of which Mr. Scott is a trustee; 439.3697 shares of Series A Preferred Stock held of record by the Campbell B. Lanier, III Charitable Remainder Trust which may be immediately converted into 7,688 shares of Common Stock; and Warrants held of record by the Campbell B. Lanier, III Charitable Remainder Trust to purchase up to 1,493.8570 shares of Common Stock. Shares of Common Stock beneficially owned by Mr. Scott also include 4,969.2333 shares of Series A Preferred Stock held of record by Mr. Scott which may be immediately converted into 86,961 shares of Common Stock and Warrants held of record by Mr. Scott to purchase up to 16,895.3932 shares of Common Stock.

     Shares of Common Stock beneficially owned by Mr. Burton for which he shares voting and dispositive power include 302,310 shares of Common Stock held of record by the Burton Partnership, Limited Partnership (the “Burton Partnership”), of which Mr. Burton is the general partner; 14,907.7000 shares of Series A Preferred Stock held of record by the Burton Partnership which may be immediately converted into 260,884 shares of Common Stock; Warrants held of record by the Burton Partnership to purchase up to 50,686.1800 shares of Common Stock; 771,543 shares of Common Stock held of record by the Burton Partnership (QP), Limited Partnership (the “Burton Partnership (QP)”), of which Mr. Burton is the general partner; 4,969.2333 shares of Series A Preferred Stock held of record by Burton Partnership (QP) which may be immediately converted into 86,961 shares of Common Stock; Warrants held of record by Burton Partnership (QP) to purchase up to 16,895.3932 shares of Common Stock; 5 shares of Common Stock held of record by South Atlantic Capital Corporation, of which Mr. Burton is a director and sole shareholder; and 2,076 shares of Common Stock held of record by Snake River Partners, a general partnership of which Mr. Burton is a general partner and the manager of the partnership.

     Shares of Common Stock beneficially owned by Mr. Davenport for which he shares voting and dispositive power include 551 shares of Common Stock held of record by the Malcolm C. Davenport V Family Trust, of which Mr. Davenport is a trustee and 15 shares of Common Stock held of record by Mr. Davenport’s son.

     Shares of Common Stock beneficially owned by Mr. J. Smith Lanier, II for which he shares voting and dispositive power include 17,448 shares of Common Stock held of record by Mr. Lanier’s wife; 4,099.6175 shares of Series A Preferred Stock held of record by Mr. Lanier’s wife which may be immediately converted into 71,743 shares of Common Stock; Warrants held of record by Mr. Lanier’s wife to purchase up to 13,938.6995 shares of Common Stock; 3,420 shares of Common Stock held of record by the J. Smith Lanier Charitable Remainder Trust, of which Mr. Lanier is a trustee; 86,596 shares of Common Stock held of record by J. Smith Lanier & Co., of which Mr. Lanier is Chairman; 1,987.6933 shares of Series A Preferred Stock held of record by J. Smith Lanier & Co. which may be immediately converted into 34,784 shares of Common Stock; and Warrants held of record by J. Smith Lanier & Co. to purchase up to 6,758.1572 shares of Common Stock. Shares of Common Stock beneficially owned by Mr. Lanier also include 156 shares of Common Stock held of record by J. Smith Lanier, II, IRA, 15,653.0850 shares of Series A Preferred Stock held of record by Mr. Lanier which may be immediately converted into 273,928 shares of Common Stock and Warrants held of record by Mr. Lanier to purchase up to 53,220.4890 shares of Common Stock.

     Shares of Common Stock beneficially owned by Mr. Parr for which he shares voting and dispositive power include 11 shares of Common Stock held of record by Mr. Parr’s wife; 3,420 shares of Common Stock held of record by the J. Smith Lanier, II Charitable Remainder Trust, of which Mr. Parr is a trustee; 86,596 shares of Common Stock held of record by J. Smith Lanier & Co., of which Mr. Parr is Vice Chairman; 1,987.6933 shares of Series A Preferred Stock held of record by J. Smith Lanier & Co. which may be immediately converted into 34,784 shares of Common Stock; and Warrants held of record by J. Smith Lanier & Co. to purchase up to 6,758.1572 shares of Common Stock.

     Shares of Common Stock beneficially owned by Mr. Timmerman for which he shares voting and dispositive power include 567,538 shares of Common Stock held of record by SCANA Communications Holdings, Inc. (“SCANA”). Mr. Timmerman is the Chief Executive Officer of SCANA Corporation, the parent of SCANA. Mr. Timmerman disclaims beneficial ownership of any shares held of record by SCANA. Shares beneficially owned by Mr. Timmerman also include 149,077 shares of Series A Preferred Stock held of record by SCANA which may be immediately convertible into 2,608,847 shares of Common Stock and Warrants held of record by SCANA to purchase up to 506,861 shares of Common Stock.

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF
INTERCALL, INC.

     Set forth below is the name, business address and present occupation or employment of each director and executive officer of InterCall. Each such person is a citizen of the United States. Except as indicated below, the business address of each director and executive officer named below is 8420 W. Bryn Mawr Avenue, Suite 400, Chicago, Illinois 60631.

Directors of InterCall:

Name and Address	Present Occupation or Employment

Campbell B. Lanier, III 3300 20th Avenue Valley, Alabama 36854	Chairman of the Board and Chief Executive Officer of Holding and Ventures

William H. Scott, III 3300 20th Avenue Valley, Alabama 36854	President, Chief Operating Officer and Chief Financial Officer of Holding and Ventures

Ross W. Manire 665 Plum Tree Road Glen Ellyn, Illinois 60137	President of Clearlinx Network Corporation

J. Scott Etzler	Chief Executive Officer and President of InterCall

Executive Officers of InterCall:

Name and Address	Present Occupation and Employment

Greg A. Turnbull	Chief Financial Officer of InterCall

Raymond E. Britt	Vice President and Chief Marketing Officer

Barbara J. Goff	Vice President of Human Resources

Robert W. Lamb	Senior Vice President — Global Operations of InterCall

Robert B. Wise	Secretary and General Counsel of Holding and Ventures and Vice President — Business Development, Secretary and General Counsel of InterCall

Benjamin A. Yomtoob	Vice President — Web and Video Sales and Service

     The following table presents, as of the Effective Date, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of InterCall. Campbell B. Lanier, III is a director of ITC/\DeltaCom.

	Amount of Beneficial
Name of Beneficial Owner	Ownership	Percent of Class (%)

Campbell B. Lanier, III	901,403	2.0
William H. Scott, III	132,449	*
Ross W. Manire	0	*
J. Scott Etzler	0	*
Greg A. Turnbull	0	*
Raymond E. Britt	0	*
Barbara J. Goff	0	*
Robert W. Lamb	0	*
Robert B. Wise	0	*
Benjamin A. Yomtoob	0	*
All directors and executive officers as a group (10 persons)	1,033,852	2.3

*	Less than one percent.

     The Percent of Class is based on the information set forth in the Plan, which states that 44,750,000 shares of Common Stock were outstanding as of the Effective Date.

     Shares of Common Stock beneficially owned by Mr. Campbell B. Lanier for which he shares voting and dispositive power include 14 shares of Common Stock held of record by Mr. Lanier’s wife; 654 shares of Common Stock held of record by the Campbell Lanier, Jr. Irrevocable Life Insurance Trust; 56 shares of Common Stock held of record by the Campbell B. Lanier, Jr., Marital Trust; 1,765 shares of Common Stock held of record by Brown Investment; 526.1027 shares of Series A Preferred Stock held of record by Brown Investment which may be immediately converted into 9,207 shares of Common Stock; and Warrants held of record by Brown Investment to purchase up to 1,788.7492 shares of Common Stock. Shares of Common Stock beneficially owned by Mr. Lanier also include 35,266.9868 shares of Series A Preferred Stock held of record by Mr. Lanier which may be immediately converted into 617,170 shares of Common Stock and Warrants held of record by Mr. Lanier to purchase up to 119,907.7551 shares of Common Stock.

     Shares of Common Stock beneficially owned by Mr. Scott for which he shares voting and dispositive power include 14 shares of Common Stock held of record by Mr. Scott’s wife; 3 shares of Common Stock held of record by Mr. Scott’s minor daughter; 908 shares of Common Stock held of record by the Lanier Family Foundation; 269 shares of Common Stock held of record by William H. Scott, III, 2503(c) f/b/o Mary Martha Scott Trust; 1,474 shares of Common Stock held of record by the Campbell B. Lanier, III Charitable Remainder Trust; 439.3697 shares of Series A Preferred Stock held of record by the Campbell B. Lanier, III Charitable Remainder Trust which may be immediately converted into 7,688 shares of Common Stock; and Warrants held of record by the Campbell B. Lanier, III Charitable Remainder Trust to purchase up to 1,493.8570 shares of Common Stock. Shares of Common Stock beneficially owned by Mr. Scott also include 4,969.2333 shares of Series A Preferred Stock held of record by Mr. Scott which may be immediately converted into 86,961 shares of Common Stock and Warrants held of record by Mr. Scott to purchase up to 16,895.3932 shares of Common Stock.

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF
ITC TELECOM VENTURES, INC.

     Set forth below is the name, business address and present occupation or employment of each director and executive officer of Ventures. Each such person is a citizen of the United States. The business address of each director and executive officer named below is 3300 20th Avenue, Valley, Alabama 36854.

Directors of Ventures:

Name and Address	Present Occupation or Employment

Campbell B. Lanier, III	Chairman of the Board and Chief Executive Officer of Holding and Ventures

William H. Scott, III	President, Chief Operating Officer and Chief Financial Officer of Holding and Ventures

Executive Officers of Ventures:

Name and Address	Present Occupation or Employment

Charles H. Edwards, III	Vice President of Tax of Holding and Ventures

Dabsey M. Gray	Vice President, Controller and Assistant Secretary of Holding and Ventures

Robert B. Wise	Secretary and General Counsel of Holding and Ventures and Vice President — Business Development, Secretary and General Counsel of InterCall

     The following table presents, as of the Effective Date, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of Ventures. Campbell B. Lanier, III is a director of ITC/\DeltaCom.

	Amount of Beneficial
Name of Beneficial Owner	Ownership	Percent of Class (%)

Campbell B. Lanier, III	901,403	2.0
William H. Scott, III	132,449	*
Charles H. Edwards, III	0	*
Dabsey M. Gray	4	*
Robert B. Wise	0	*
All directors and executive officers as a group (5 persons)	1,033,856	2.3

*	Less than one percent.

     The Percent of Class is based on the information set forth in the Plan, which states that 44,750,000 shares of Common Stock were outstanding as of the Effective Date.

     Shares of Common Stock beneficially owned by Mr. Campbell B. Lanier for which he shares voting and dispositive power include 14 shares of Common Stock held of record by Mr. Lanier’s wife; 654 shares of Common Stock held of record by the Campbell Lanier, Jr. Irrevocable Life Insurance Trust; 56 shares of Common Stock held of record by the Campbell B. Lanier, Jr., Marital Trust; 1,765 shares of Common Stock held of record by Brown Investment; 526.1027 shares of Series A Preferred Stock held of record by Brown Investment which may be immediately converted into 9,207 shares of Common Stock; and Warrants held of record by Brown Investment to purchase up to 1,788.7492 shares of Common Stock. Shares of Common Stock beneficially owned by Mr. Lanier also include 35,266.9868 shares of Series A Preferred Stock held of record by Mr. Lanier which may be immediately converted into 617,170 shares of Common Stock and Warrants held of record by Mr. Lanier to purchase up to 119,907.7551 shares of Common Stock.

     Shares of Common Stock beneficially owned by Mr. Scott for which he shares voting and dispositive power include 14 shares of Common Stock held of record by Mr. Scott’s wife; 3 shares of Common Stock held of record by Mr. Scott’s minor daughter; 908 shares of Common Stock held of record by the Lanier Family Foundation; 269 shares of Common Stock held of record by William H. Scott, III, 2503(c) f/b/o Mary Martha Scott Trust; 1,474 shares of Common Stock held of record by the Campbell B. Lanier, III Charitable Remainder Trust; 439.3697 shares of Series A Preferred Stock held of record by the Campbell B. Lanier, III Charitable Remainder Trust which may be immediately converted into 7,688 shares of Common Stock; and Warrants held of record by the Campbell B. Lanier, III Charitable Remainder Trust to purchase up to 1,493.8570 shares of Common Stock. Shares of Common Stock beneficially owned by Mr. Scott also include 4,969.2333 shares of Series A Preferred Stock held of record by Mr. Scott which may be immediately converted into 86,961 shares of Common Stock and Warrants held of record by Mr. Scott to purchase up to 16,895.3932 shares of Common Stock.